UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                                K2 DIGITAL, INC.
     ---------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    482731106
                               ------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]       Rule 13d-1(b)

         [ X ]        Rule 13d-1(c)

         [   ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                            SCHEDULE 13G


CUSIP No.  482731106                              Page   2    of    4    Pages
         -------------                                 ------    -------


 1         NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Joseph Besecker
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 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)

           (a)  ______
           (b)  ______

--------------------------------------------------------------------------------
 3         SEC USE ONLY

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 4         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------------------------------------------------------------------------------

                     5        SOLE VOTING POWER

                              230,000
    NUMBER OF        -----------------------------------------------------------
      SHARES         6        SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                 0
       EACH          -----------------------------------------------------------
    REPORTING        7        SOLE DISPOSITIVE POWER
      PERSON
       WITH                    230,000
                     -----------------------------------------------------------
                     8        SHARED DISPOSITIVE POWER

                              0
                     -----------------------------------------------------------


 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


               230,000
--------------------------------------------------------------------------------

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


               4.62%
--------------------------------------------------------------------------------

12         TYPE OF REPORTING PERSON (See Instructions)

                   IN

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SCHEDULE 13G                                                        PAGE 3 OF 4



ITEM 1.

         (a)      The name of the issuer is K2 Digital, Inc.

         (b) The address of the issuer's principal executive office is 30 Broad Street, New York, New York, 10004.

ITEM 2.

         (a)      The name of the person filing is Joseph Besecker.

         (b) The address of the principal office of the person filing is 1703 Oregon Pike, Suite 101, Lancaster, PA 17605-0666.

         (c)      Citizenship is the United States.

         (d) The title of class of security is common stock, $.01 par value per share.

         (e)      The CUSIP number is 482731106.

ITEM 3.

         Not applicable.

ITEM 4.

         (a)      The amount beneficially owned is 230,000 shares.

         (b)      The percent of class is 4.62%.

         (c)(i) The number of shares as to which there is sole voting power is 230,000.

         (c)(ii) The number of shares as to which there is shared voting power is 0.

         (c)(iii) The number of shares as to which there is sole dispositive power is 230,000.

         (c)(iv) The number of shares as to which there is shared dispositive power is 0.

ITEM 5.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

SCHEDULE 13G                                                         PAGE 4 OF 4



ITEM 6.

         No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.



ITEM 7.

         Not applicable as a parent holding company has not filed this schedule.

ITEM 8.

         Not applicable as a group has not filed this schedule.

ITEM 9.

         Not applicable.

ITEM 10.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  JANUARY 7, 2002
                                                  ------------------------------
                                                  Date

                                                  /S/ JOSEPH BESECKER
                                                  ------------------------------
                                                  Signature

                                                  JOSEPH BESECKER
                                                  ------------------------------
                                                  Name/Title